Hugh L. Hooker
Chief Compliance Officer, Corporate Secretary,
Associate General Counsel

Petro-Canada
37th Floor,
Calgary, Alberta T2P 3E3
Telephone (403) 296-7778
Facsimile (403) 296-4910
E-mail: hhooker@petro-canada.ca

October 1, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 - 7010

Attention:	Mr. Karl Hiller, Branch Chief Division of Corporation Finance

Dear Sir:

Re Petro-Canada
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
Your file number 001-13922

This is to confirm receipt of the follow-up letter of August 22nd, 2007 from Mr. Karl Hiller, Branch Chief, to Harry Roberts, Executive Vice President and Chief Financial Officer, Petro-Canada, seeking further clarification following Petro-Canada’s letters dated June 14th and July 27th, 2007.

We are responding to questions raised in your August 22nd letter and for ease of reference we have restated your questions from that letter.

SEC Questions

Form 40-F for the Fiscal Year Ended December 31, 2006

General

Reserve Replacement Percentages

We understand from your response to prior comment 1, that you do not believe it would be meaningful to identify the factors driving the reserve replacement figures you disclose for 2005, 2006 and the cumulative five year period, amounting to 11%, 134% and 160%.  However, we note that 75% and 126% of the 2005 and 2006 replacement figures were attributable to revisions of prior estimates, while 48% and 45% of the five year replacement metric were attributable to revisions and purchases, respectively.  On the other hand, the increases in reserves attributable to discoveries, extensions and improved recoveries, amounting to 22%, 3% and 12% for 2005, 2006 and the five year cumulative period, are not nearly as significant.  Given this disparity, and the prominence of this category as an indicator of your success in the exploitation of properties owned, the percentages you disclose do not allow for a sufficient depth of understanding.  Further, since you have calculated these figures using reserves that do not comply with SEC requirements, contrary to your representations on page 33 of MD&A (Exhibit 99.2) and page 41 in your Description of Business, clarifying disclosure should be added in a separate advisory section for U.S. readers in the forepart of the filing, along with comparable metrics based on reserves that do comply with SEC and U.S. GAAP requirements.  We have identified differences between your reserve measures and those that would be permissible for U.S. reporting purposes in a separate comment below.

Petro-Canada Response

We confirm our intention to discontinue disclosure of reserve replacement ratios in the Company’s future Form 40-F filings.

With respect to the 2006 Form 40-F and your comments, Petro-Canada disclosed reserve replacement ratios on a “before royalty” basis.  In addition, the Company included oil sands mining activities as stated on Page 2 of Form 40-F and as separately itemized on page 33 of MD&A (Exhibit 99.2).

Footnote 2 on Page 11 of the 2006 Form 40-F states that the reserve replacement ratio was calculated as follows:   “Proved reserves replacement ratio is calculated by dividing the year-over-year net change in proved reserves, before deducting production, by the annual production over the same period.”  See also footnote 6 on page 33 of MD&A (Exhibit 99.2).  In addition, the reserves tables on pages 33 of the MD&A (Exhibit 99.2) and page 45 of the Form 40-F provided detailed information (i.e. the specific changes in each of the reserves categories and a separate table for the Company’s oil sands mining reserves) sufficient to allow separate calculation of the factors driving the reserve replacement ratios.

The Company will make a shell amendment of its 2006 Form 40-F to clarify its reserve replacement ratio disclosures, by stating, in the body of the amendment, as follows:

The following information supplements information set forth in the Company’s 2006 Form 40-F regarding reserve replacement ratios.  In the 2006 Form 40-F, the reserve replacement ratios had been calculated on a “before royalty” basis and included oil sands mining activities.  In the supplemental information that follows, the reserve replacement ratios are calculated in accordance with SEC standards (on an “after royalty” basis, and including only oil and gas activity).  Additional information has been provided as to the contribution to the reserve replacement ratio in each of the reserve categories using SEC standards.

Petro-Canada’s reserves objective is to fully replace proved reserves over a five-year period.  In 2006, the Company replaced 173% of its production on a proved reserves basis, compared with 121% in 2005.  The Company’s five year proved replacement ratio was 172% at year-end 2006.

The reserve replacement ratio is calculated by dividing the proved reserve additions in the year, which includes Revisions of previous estimates, Improved recovery, Purchases of mineral in place, Extensions and discoveries, Production, Sales of minerals in place, as the numerator, by the sales volume for the same year as the denominator.

In 2006, 124% (or 215 MMboe’s) of the reserve additions were revisions from previous estimates.  The Company also had -26% (or -45 MMboe’s) of reserve additions from sales of reserves in place.   Reserve additions to Discoveries, extensions and improved recovery were minimal, as these additions were mostly made in reserve categories other than proved reserves.

In 2005, 74% (or 104 MMboe’s) of the reserve additions are revisions from previous estimates.  The Company also had 22% (or 31 MMboe’s) of its reserve additions come from discoveries, extensions and improved recovery.

The Company’s five year proved replacement ratio had 49% (or 470 MMboe’s) of its reserve additions, for that period, from revisions of previous estimates.   Purchases of reserves in place contributed 44% (or 425 MMboe’s) of the reserve additions for this calculation.   Reserve additions to discoveries, extensions and improved recovery were 13% (or 121 MMboe’s).
The reserves replacement ratio is a general indicator of the Company’s reserves growth. It is only one of a number of metrics that can be used to analyse a company’s upstream business.

The table below shows the reserve replacement ratio (“RRR”) calculations had SEC standards been followed, that is excluding oil sands mining activity and providing the information on an “after royalty” basis:

	2006	SEC
RRR	40-F filing (includes oil sands mining and is before royalty)	(excludes oil sands mining and is after royalty)
2006	134%	173%
2005	111%	121%
5yr Avg	160%	172%

There is no assurance Petro‑Canada will successfully replace reserves that are produced in any given year.

Non-GAAP Measures

We note that in response to prior comment 4, you did not propose correcting your disclosure of various non-GAAP measures, which are presently imprecisely described as measuring cash flow, to utilize labelling that is representative of the metrics, and narrative which clarifies that such measures represent a combination of cash and non-cash elements.  Instead, you indicate that you would refrain from reporting such measures in future MD&A.  Please clarify as to whether you are representing that such measures would be left out of the filing entirely, or only from MD&A.  Notwithstanding your future course, you should include a cautionary note in the forepart of your amendment advising readers of the particular locations in the filing that you present and discuss the non-GAAP measures of “cash flow” and “ cash flow from continuing operations,” clarifying that although these labels are commonly understood to represent GAAP-compliant measures, you have used them in referring to non-GAAP measures, also apprising readers of the true character of the measures, as previously outlined.

Petro-Canada Response

In response to your query, and to clarify the representation made in our July 27th letter, we will not use the non-GAAP measures labelled as “cash flow” or “cash flow from continuing operations” in future Management’s Discussions and Analyses or in future Form 40-F filings.  We will use the GAAP measures “cash flow from operating activities”, “cash flow from continuing operating activities”, and “cash flow from discontinued operating activities”, each of which include changes in non-cash working capital items.

We note that the 2006 Form 40-F included a non-GAAP cautionary measure on Page 1 of Exhibit 99.2.  However, for further clarification, the Company will make a shell amendment of its 2006 Form 40-F to include wording in the body of the amendment as follows:

Cash flow from continuing operating activities before changes in non‑cash working capital, which is sometimes expressed as cash flow or cash flow from continuing operations, is commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in analysing operating performance, leverage and liquidity. In addition, the Company’s capital budget is prepared using anticipated cash flow from continuing operating activities before changes in non‑cash working capital as the timing of collecting receivables or making payments is not considered relevant for capital budgeting purposes.  Cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital are commonly understood to represent Canadian generally accepted accounting principles (GAAP) - compliant measures.  However, the Company is not calculating them in accordance with GAAP.  As a result, they do not have a standardized meaning prescribed in GAAP and, therefore, readers should be cautioned that these measures may not be comparable with the calculations of similar measures for other companies.

Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark‑to‑market valuation of the derivative contracts associated with the Buzzard acquisition.  Operating earnings adjusted for unusual items represent operating earnings, excluding mark‑to‑market valuations of stock‑based compensation, income tax adjustments and insurance proceeds and surcharges.  Operating earnings and operating earnings adjusted for unusual items are used by the Company to evaluate operating performance.  Operating earnings and operating earnings adjusted for unusual items do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies.

The terms cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital are used on pages 12, 16, 20, 23, 26, 31, 35 and 38 of Exhibit 99.2.

For a reconciliation of cash flow, cash flow from continuing operations, and cash flow from continuing operating activities before changes in non-cash working capital to the associated GAAP measure, refer to the table on page 12 of Exhibit 99.1.  For a reconciliation of operating earnings and operating earnings adjusted for unusual items to the associated GAAP measure, refer to the table on page 10 of Exhibit 99.2.

Capitalization of Interest

We see that in response to prior comment 3, you propose including disclosure about differences between Canadian and U.S. GAAP having to do with the capitalization of interest costs.  You state that under both methods you capitalize interest “…using the weighted-average interest rate on all borrowings.”  However, you also state that under Canadian GAAP, you capitalize interest “…using the Company’s average corporate debt to equity ratio whereas under United States GAAP the Company must use all debt.”  We had asked that you include details sufficient to understand how the policy underlying your U.S. GAAP information compares to the requirements of SFAS 34.  The policy you have articulated does not accomplish this.  There are also other difficulties with your proposed disclosure that require further refinement and clarification.

For Canadian GAAP, please disclose how the product of a percentage and ratio (applying a weighted-average interest rate to your debt-to-equity ratio), as suggested in your response, yields an amount of interest to be capitalized.  For U.S. GAAP, stating that you must use all debt is not clearly consistent with the objective set forth in paragraph 14 of SFAS 34, and will therefore require clarification of how your circumstances are consistent with this view.  Please also explain how accumulated capitalized expenditures and progress payments have been taken into account in your computation.  We ask that you read the guidance in paragraphs 13 and 16 to assess the appropriateness of your policy.  Please revise your disclosure in Note 27 accordingly.

Petro-Canada Response

Our accounting policies under the respective GAAPs can be explained as follows:
United States GAAP requires that interest must be capitalized as part of the cost of all qualifying assets as defined by Paragraph 9 of SFAS 34.  Canadian GAAP allows for interest to be capitalized as part of the cost of assets constructed or developed over time.  As such, the Company capitalizes interest attributable to the construction of all major new facilities under both United States and Canadian GAAP, but uses different capitalization methodologies under each.

Under both United States and Canadian GAAP, the Company capitalizes interest until the facilities are substantially complete.  Because no specific borrowings are identified with the facilities, interest is capitalized using the weighted-average interest rate applicable to all borrowings outstanding during the period.

Under United States GAAP, capitalized interest for the period is calculated by multiplying the weighted-average interest rate by the average accumulated capitalized costs for all qualifying assets: accumulated capitalized costs reasonably approximate accumulated capitalized expenditures (as defined in Paragraph 16 of SFAS 34) net of any progress payment collections.  For Canadian GAAP, the same formula is used except that average accumulated capitalized costs are first multiplied by the Company's average corporate debt to equity ratio (approximately 30% in 2006).

Under both Canadian and United States GAAP, capitalized interest cannot exceed the actual interest incurred.
Because our accounting policies comply with Canadian GAAP and correctly reflect variations from United States GAAP, we would propose making the clarifying disclosures in future filings rather than amending the 2006 Form 40-F.

The “Summary of Significant Accounting Policies” note to our financial statements will be expanded in future Form 40-F filings to state the following:

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period until the facilities are substantially complete.  The amount of interest capitalized for the period is the product of the average accumulated capitalized costs, the Company's average corporate debt to equity ratio, and the weighted-average interest rate applicable to all borrowings outstanding during the period.  Capitalized interest cannot exceed the actual interest incurred.

The “Generally Accepted Accounting Principles in the United States” note to our financial statements will be expanded in future Form 40-F filings to state the following:

The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each.  Under United States GAAP, the amount of interest capitalized for the period is the product of the average accumulated capitalized costs and the weighted-average interest rate applicable to all borrowings outstanding during the period.  However, under Canadian GAAP, the amount of interest capitalized is calculated using the same formula except that the average accumulated capitalized costs are first multiplied by the Company's average corporate debt to equity ratio.

Description of Business, page 8

Reserves, page 41

2.     We note your disclosure in the first paragraph on page 33 in MD&A (Exhibit 99.2), and in the third paragraph on page 41 in your Description of Business, explaining that the policies, procedures and practices you have utilized in preparing your reserve information conform with the requirements of the SEC.  However, your accompanying tabulations of oil and gas reserve quantities and production figures include quantities attributable to your oil sands mining operations.  As you may recall, we advised you during a prior review, in our letter dated August 14, 2006, that such quantities are not permissible in oil and gas reserve compilations following SEC rules, specifically Rule 4-10(a)(2)(iii)(D) of Regulation S-X.  Please correct your representations about compliance.

Petro-Canada Response

Our representations regarding conformity with SEC requirements were intended to encompass the methodologies for calculating reserves and the disclosure presentation of the required reserves disclosure, as opposed to supplemental information not otherwise required.  Our presentation of the calculations was expressly footnoted to indicate where the presentation deviated from SEC requirements, that is, we provided a totals column for both oil and gas activity and oil sands mining activity.  See footnote 13 on page 46.

We believe that Petro-Canada’s policies, procedures and practices utilized in calculating reserve estimates do conform to the SEC requirements in that

-          oil & gas activities proved reserves were estimated using SEC definitions, rules & guidelines for proved oil and gas reserves
      -          oil sands mining proved reserves were estimated using the SEC guide 7
      -          both the oil & gas activity and the oil sands mining activity proved reserves were reported separately in the reserve tables on page 45 (Form 40-F) conforming to SEC rule 4-10(a)(2)(iii)(D) of Regulation S-X as well as SEC Industry guide 7.

In the future, we propose to further clarify the distinctions between our presentation format and the SEC-required format.  Specifically, we will clearly identify information conforming to the SEC presentation format and information intended simply as supplemental general information.  Rather than the current reserve table format used on page 33 of the MD&A (Exhibit 99.2), we will include three separate tables in the formats attached to this letter at Exhibit A.  In addition, rather than using the current reserve table format on page 45 of Form 40-F, we will use the format shown in Exhibit B.

Because oil and gas reserves were correctly calculated under SEC standards and oil sands mining reserves were correctly calculated under SEC Guide 7 and our reserve table headings on Page 45 in the Form 40-F specifically differentiated between the two, we would propose making the clarifying disclosures in future filings rather than amending the 2006 Form 40-F.  If we were to file a registration statement with the SEC for capital raising or financing purposes and incorporate information contained in the 2006 Form 40-F therein, we would propose filing a “shell” amendment to the 2006 Form 40-F at that time.  We note that we do not currently have on file with the SEC any shelf registration statements for these purposes.

Financial Statements - Exhibit 99.1

Note 27 – Generally Accepted Accounting Principles in the United States, page 30

General

3.        We understand from your disclosure on page 10 that you utilize the unit-of-production methodology in amortizing the costs of property, e.g. equipment, development and exploration drilling, based on production of oil and gas reserves.  Since there are various differences between the accounting for oil and gas operations and mining operations under U.S. GAAP, please disclose the corresponding methodology applied for your oil sands mining operations.  Also, describe the process by which you establish and update your DD&A rates for each type of operation individually, to reflect changes in factors impacting the reserve quantities and capitalized costs.  The manner of capturing this information and frequency of implementing changes should be clear.

            On a related point, please disclose your U.S. GAAP accounting policy for acquisition, exploration and development costs related to mining properties, with details sufficient to understand how application coincides with reserve determinations under Industry Guide 7 that are directly associated with the costs incurred, and the accounting for costs of upgrading resources, from one category to another, in close proximity to areas for which you have established proven and probable reserves.

Petro-Canada Response

We have considered the comments raised in your August 22nd letter.  As such, we propose that the relevant accounting policy disclosures will be expanded in future Form 40-F filings to include, along with the existing disclosure, the following:

Property, Plant and Equipment:

Acquisition, exploration and development of oil sands mining activities are capitalized when costs are recoverable and directly result in an identifiable future benefit.  Improvements that increase capacity or extend the useful lives of assets are capitalized.  Maintenance and turnaround costs are expensed as incurred.

Exploration and development of in situ oil sands activities are accounted for using the successful efforts method.  Under this method, the acquisition cost of unproved acreage is capitalized.  Costs of exploratory wells are initially capitalized pending determination of proved reserves.  Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to earnings.  All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred.  Development costs, including the cost of all wells, are capitalized.

Oil sands properties (both mining and in situ) are assessed, at minimum annually, or as economic events dictate, for potential impairment.  Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.  If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

Depreciation, Depletion and Amortization:

Capitalized costs of oil sands mining activities are depreciated or depleted using the unit of production method.  Acquisition costs are depreciated or depleted over proved and probable reserves.  All other oil sands mining assets, including extraction and upgrading facilities, are depreciated or depleted over proved reserves.  Depreciation and depletion commences with commercial production.

Capitalized costs of wells and gathering facilities of in situ oil sands activities are depreciated or depleted over proved reserves.  Capitalized costs of central processing facilities for in situ oil sands activities are depreciated or depleted over proved and probable reserves.  Depreciation and depletion commences with commercial production

Depreciation, depletion and amortization rates for all capitalized costs associated with all of the Company’s activities are reviewed, at minimum annually, or when events or conditions occur which impact capitalized costs, reserves or estimated service lives.

The “Generally Accepted Accounting Principles in the United States” note to our financial statements will be expanded in future Form 40-F filings to include the following:

Under Canadian GAAP, exploration costs for mining properties should be capitalized when such costs have the characteristics of property, plant and equipment (Canadian Institute of Chartered Accountants Handbook Section 3061.21).  Under United States GAAP, exploration costs for mining properties, including costs directly associated with establishing proved and probable reserves (collectively “reserves”) as defined by SEC Industry Guide 7, and costs of upgrading resources to reserves in close proximity to areas where reserves have been established, may either be capitalized or expensed until proved and probable reserves have been established by a feasibility study.  For United States GAAP purposes, we have elected to expense these costs until proved and probable reserves have been established by a feasibility study.

We recognize that this difference in accounting principles could create reconciling adjustments.  However, for Canadian GAAP purposes, all exploration costs related to mining properties incurred during the years reported in our December 31, 2006 Consolidated Financial Statements did not meet our capitalization criteria and were expensed.  Therefore, there are no such reconciling adjustments in our 2006 Form 40-F.

Because we believe that our accounting policies for both property, plant and equipment and depreciation, depletion and amortization are correct under Canadian GAAP and United States GAAP, we would propose making the clarifying disclosures in future filings rather than amending the 2006 Form 40-F.

4.             We note your disclosure on page 21 indicating you have classified exploration costs which you expensed under Canadian GAAP as investing cash outflows in your primary financial statements.  As these would need to be reported as operating cashflows under U.S. GAAP, it appears you need to address this item as a reconciling difference to comply with General Instruction C(2) of Form 40-F, and Item 17(c)(2)(iii) of Form 20-F.

        Also, if the various items that you identify as “non-cash working capital” in your disclosure on page 19, which you report as investing and financing cash flows in your primary financial statements, do not represent actual cash receipts and expenditures, as suggested by your labelling, these should also be identified as reconciling items.  Please revise your disclosure to clarify.

Petro-Canada Response

We have considered the comments raised in your August 22nd letter.

In response to your first point, exploration expenditures which are expensed under Canadian GAAP, and which represent either (i) general and administrative or (ii) geological and geophysical costs, are classified as operating activities in the statement of cash flows.  All other exploration expenditures, whether expensed or capitalized under Canadian GAAP, are classified as investing activities.  The statement of cash flows reflects this presentation and Note 15 to our primary financial statements (page 21 of Exhibit 99.1) describes it.  We believe this presentation complies with accounting principles generally accepted in the United States as acknowledged by the SEC in section II.F.8 of the March 31, 2001 “Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” prepared by Accounting Staff Members in the SEC’s Division of Corporation Finance and published on March 31, 2001.  Specifically, such guidance states:

             “Companies applying the successful efforts method of accounting for oil and gas producing activities capitalize costs only as allowed by SFAS 19.  The costs of exploratory wells are initially capitalized, but may remain capitalized only if proved reserves are found within a year of capitalization.  Cash expenditures for exploratory wells are appropriately classified within “investing activities” in the cash flows statements.  SFAS 19 specifies in paragraph 13 that certain costs of oil and gas producing activities, such as geological and geophysical costs, do not result in the acquisition of an asset and should be charged to expense.  Cash expenditures for these costs should not be classified as investing activities in the statement of cash flows.”

As such, there is no discussion of this subject in Note 27 to our primary financial statements.

In response to your second point, we do not believe there is a material difference between cash flows reported in the primary financial statements and cash flows that would have been reported in a statement of cash flows prepared in accordance with United States GAAP.  Specifically SFAS 95, paragraph 32 requires that non-cash financing and investing activities are not to be included in the statement (of cash flows) but must be disclosed separately, and states:

                32.  Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures.  Those disclosures may be either narrative or summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items.  Examples of noncash investing and financing transactions are converting debt to equity; acquiring assets by assuming directly related liabilities, such as purchasing a building by incurring a mortgage to the seller; obtaining an asset by entering into a capital lease; obtaining a building or investment asset by receiving a gift; and exchanging noncash assets or liabilities for other noncash assets or liabilities.  Some transactions are part cash and part noncash; only the cash portion shall be reported in the statement of cash flows.”

While certain line items within the investing or financing activities in the statement of cash flows within our primary financial statements may include some non-cash activities, any non-cash element is eliminated through its inclusion in the line item “Decrease (increase) in non-cash working capital” within the same section of the cash flow statement.  As such, total “Cash flow from (used in) investing activities” and “Cash flow from (used in) financing activities” only include actual cash receipts and expenditures.  Consequently, there is no discussion of this subject in Note 27 to our primary financial statements.

A copy of your August 22nd letter and our response has been provided to our auditors, Deloitte and Touche LLP.

If after having reviewed our responses you have any further comments or questions, please call me.

Petro-Canada confirms that:

Petro-Canada is responsible for the adequacy and accuracy of the disclosures in its filing;
SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filing; and
Petro-Canada may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

/s/ Hugh L. Hooker
Hugh L. Hooker

.cc           Ward G. Zimmer, Deloitte & Touche LLP, Calgary, Alberta

Exhibit A – replacement for current reserve table on page 33 of MD&A (Exhibit 99.2)

Table 1 below, shows Petro-Canada's estimates of proved reserves before royalties, for Oil and Gas activities.
This is considered additional supplemental information and is not in accordance with SEC Standards.

Table 1 for Oil and Gas Activities
Dec.31,2006 Consolidated reserves (working interest before royalties)	Proved Liquids (MMbbls)	Proved Gas (Bcf)	Proved Res. Adds Liquids (MMbbls)	Proved Res. Add Gas (Bcf)	Proved (Mmboe)	Proved Res. dd MMBoe
North Anerican Natural gas
East Coast Oil
Oil Sands (without Oil Sands Mining activity)
International
Total
Production
Proved replacement ratio

Table 2 below, shows Petro-Canada's estimates of proved reserves before royalties, for Oil Sands Mining activities.
This is considered additional supplemental information and is not in accordance with SEC Standards.
Table 2 for Oil Sands Mining Activity only Dec. 31, 2006. Consolidated Reserves (working interest before royalties)	Proved Liquids (MMbbls)	Proved Res. Adds Liquids (MMbbls)
North Anerican Natural gas
East Coast Oil
Oil Sands Mining activity only
International
Total
Production
Proved replacement ratio

Table 3 below, shows Petro-Canada's estimates of proved reserves before royalties, combines Oil and Gas activities with Oil Sands Mining activity.
This is considered additional supplemental information and is not in accordance with SEC Standards.
Table 3 for Oil and Gas and Oil Sands Mining Activities Dec. 31, 2006	Proved Liquids (MMbbls)	Proved Gas (Bcf)	Proved Res. Adds Liquids (MMbbls)	Proved Res. Add Gas (Bcf)	Proved (Mmboe)	Proved Res. Add MMBoe
Consolidated reserves (working interest before royalties)

North Anerican Natural gas
East Coast Oil
Oil Sands
International
Total
Production
Proved replacement ratio

Exhibit B - replacement for current reserve tables on page 45 Form 40-F

Upstream
The table 1 below, shows for the years indicated, Petro-Canada's estimates of proved reserves after royalties for Oil and Gas activities, in accordance with SEC standards for Oil & Gas

Proved Developed and Undeveloped Reserves After Royalties[1]
(Crude oil and NGL in MMbbls; natural gas in Bcf)

TABLE 1
	International							North America
North American Natural Gas
	Northwest Europe		North Africa/Near East[2]		Northern Latin America	Subtotal		Western Canada		U.S. Rockies		East Coast Oil	Oil Sands	Subtotal		Total
	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil and NGL	Natural gas	Crude oil	Bitumen	Crude oil, NGL and bitumen	Natural gas	Crude oil, NGL and bitumen	Natural gas

Beginning of year 2005

Revisions of previous estimates
Sale of reserves in place
Purchase of reserves in place										-
Discoveries, extensions and
improved recovery
Production
End of year 2005

Revisions of previous estimates
Sale of reserves in place
Purchase of reserves in place
Discoveries, extensions and
improved recovery
Production
End of year 2006

Exhibit B (continued)

Upstream
The table 2 below, shows for the years indicated, Petro-Canada's estimates of proved reserves after royalties for Oil Sands Mining activities, in accordance with SEC Industry Guide 7.

Proved Developed and Undeveloped Reserves After Royalties[1]
(Crude oil in MMbbls)

TABLE 2[3] Oil Sands Mining

Syncrude Mining Operation
Synthetic crude oil

Beginning of year 2005
Revisions of previous estimates Sale of reserves in place Purchase of reserves in place Discoveries, extensions and improved recovery Production

End of year 2005
Revisions of previous estimates Sale of reserves in place Purchase of reserves in place Discoveries, extensions and improved recovery Production

End of year 2006

Exhibit B (continued) Proved Developed and Undeveloped Reserves After Royalties[1]
(Crude oil and NGL in MMbbls; natural gas in Bcf)

TABLE 3 Total Oil and Gas Activities and Oil Sands Mining
Total
	Natural gas	Crude oil and equivalents

Beginning of year 2005

Revisions of previous estimates
Sale of reserves in place
Purchase of reserves in place
Discoveries, extensions and
improved recovery
Production
End of year 2005

Revisions of previous estimates
Sale of reserves in place
Purchase of reserves in place
Discoveries, extensions and
improved recovery
Production
End of year 2006